Exhibit (i)


                                Ropes & Gray LLP
                                One Metro Center
                                 700 12th Street
                                    Suite 900
                            Washington, DC 20005-3948

                   WRITER'S DIRECT DIAL NUMBER: (202) 508-4667


July 2, 2007

Fifth Third Funds
38 Fountain Square Plaza
Cincinnati, Ohio 45263

Gentlemen:

You have registered under the Securities Act of 1933, as amended (the "1933 Act") an indefinite number of shares of beneficial interest ("Shares") of the Fifth Third Funds ("Trust"), as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended (the "1940 Act"). You propose to file a post-effective amendment on Form N-1A (the "Post-Effective Amendment") to your Registration Statement as required by Section 10(a)(3) of the 1933 Act and the rules thereunder and Section 8(b) of the 1940 Act and the rules thereunder. The purpose of this filing is to update disclosure with regard to the Fifth Third Structured Large Cap Plus Fund, formerly Fifth Third Large Cap Core Fund (the"Series") (each a "Series").

We have examined your Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts and the Clerk of the City of Boston. We have also examined a copy of your Bylaws and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

Based upon the foregoing, we are of the opinion that the issue and sale of the authorized but unissued Shares of the Series have been duly authorized under Massachusetts law. Upon the original issue and sale of your authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the net asset value of the Shares established and in force at the time of their sale, the Shares issued will be validly issued, fully paid and non-assessable.

The Fifth Third Funds is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust provides for indemnification out of the property of a particular series of Shares for all loss and expenses of any shareholder of that series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that series of Shares itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the filing of the Post-Effective Amendment. We consent to the filing of this opinion with and as part of your Post-Effective Amendment.

Sincerely,

/s/ Ropes & Gray LLP

Ropes & Gray LLP